Filed by Ascena Retail Group, Inc.

Commission File No.: 0-11736

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ANN INC.

Commission File No.: 1-10738

Date: May 18, 2015

The following is a transcript of a conference call held on May 18, 2015 relating to the announcement of the proposed merger between ascena retail group, inc. and ANN INC.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

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EDITED TRANSCRIPT
ANN—Ascena Retail Group Inc to Acquire ANN Inc For $47 Per Share In Accretive Transaction M&A Call
EVENT DATE/TIME: MAY 18, 2015 / 12:30PM GMT
OVERVIEW:
Co. reported that it has reached an agreement to acquire ANN INC. in cash and stock deal valued at $47 per share in accretive transaction and enterprise value of roughly $2b.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

CORPORATE PARTICIPANTS

Judy Lord ANN INC - VP of IR

David Jaffe Ascena Retail Group Inc - President and CEO

Kay Krill ANN INC. - President and CEO

PRESENTATION

Operator

Good morning, ladies and gentlemen.

This call is being recorded. If you have any objections, you made disconnect at this point.

At this time I would like to turn the call over to Judy Lord, Vice President of Investor Relations at ANN INC.

Judy Lord - ANN INC - VP of IR

Thank you, Rhea. Morning, everyone.

Before we begin I would like to address regulatory requirements. As detailed on the cautionary and important information statement on slide 2, today’s presentation is neither an offering of security nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and proxy statement perspective that Ascena and ANN will be filing in the future, and Ascena’s and ANN’s stockholders urged to read those carefully.

Today’s discussion includes forward-looking information. Actual outcomes and results may differ materially from those projected. You should refer to the information on slide 3, as well as additional information contained in the SEC filings of both Ascena and ANN concerning factors could cause future results to differ from the forward-looking information. At this time, I am very happy to turn the call over to David Jaffe, President and Chief Executive Officer of Ascena.

David Jaffe - Ascena Retail Group Inc - President and CEO

Good morning, and thank you, everyone, for joining us this morning to discuss some exciting news. We have reached an agreement to acquire ANN INC. in a cash and stock deal that we think will drive excellent value to the stockholders of both companies. With me this morning is Kay Krill, ANN’s President and CEO; as well as Robb Giammatteo, Ascena’s CFO; and Mike Nicholson CEO and CFO for ANN.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

As you know, over the past few years we have reorganized Ascena into a holding company structure, built a strong shared-services platform and invested in a deeply capable operating structure. This enabled us to capture meaningful synergies in our existing business. It was also part of our vision that future acquisitions would enable us to further leverage our investments and shared services and infrastructure.

This is just such an opportunity. There is a great fit between our two businesses and our respective management teams. There is also highly complementary organizational fit. We have identified $150 million of annual run rate synergies. Perhaps, most importantly, our combined company will have a unique and compelling position as, by far, the largest specialty apparel retailer exclusively serving the needs of women of all ages, sizes and demographics.

I would like to now turn to some key financial metrics. Combined, Ascena and ANN had $7.3 billion in revenues on trailing 12-month basis, driven by over 4,900 stores with 70,000 associates and powerful e-commerce platforms. With respect to operating profitability, including expected synergies, the combination would have generated approximately $820 million in EBITDA over the past 12 months.

As a result, we’re anticipating this transaction to be highly accretive. Excluding acquisition and integration expenses, we see significant EPS accretion in the first full-year of post-closing. This rises to an excess of 20% accretion thereafter. This is a cash and stock deal that values ANN at $47 per share and an enterprise value of roughly $2 billion. We’re funding the deal with approximately 80% cash, supported by committed financing from Goldman Sachs and Guggenheim, and based on Friday’s close, 20% in stock.

The transaction multiple is 7.7 times trailing 12-month EBITDA, which drops to just 4.9 times once you include the synergies that we’ve already identified. Our ability to extract these synergies is foundational to the rationale for the transaction and enables significant value creation for both sets of stockholders.

We have worked hard over the last several years to create a platform to essentially plug-and-play an acquisition of nearly any size. As a result, we expect to see savings across a wide range of back-office functions in areas such as sourcing, procurement, transportation, distribution, fulfillment, and many other services. The efficiency of this structure enables strong operating cash flow, ample cash to support our capital expenditures needs across the Company and strong free cash flow. We think that the transaction represents a strategic deployment of capital to create value for our stockholders.

I am going to ask Kay to now say a few words about the combination.

Kay Krill - ANN INC. - President and CEO

Good morning.

I am pleased be here and join forces with David and his team to position our combined company for its next stage of growth. From our perspective, we are very excited about this outcome for our stockholders and our Company.

Our Board of Directors has spent the past several months conducting an extensive review of a wide range of options reasonably available for our Company in order to enhance stockholder value in the rapidly evolving women’s apparel environment. The review was conducted with the assistance of our outside advisor, JPMorgan, and included evaluating, among other things, continued execution of the Company’s long-term plans as a stand-alone entity, potential transactions with strategic partners and private equity firms, potential acquisition opportunities and potential changes to our capital structure and payout policy, including expanded share repurchase and/or the initiation of a cash dividend.

Our Board unanimously determined that this transaction is in the best interest of our stockholders. This transaction makes us part of a larger organization with a diversified portfolio brand focused on the women’s apparel market, a strong operating platform and a powerful financial base. As a member of the Ascena family, our Company will be poised to further enhance and grow our Business as we continue to take steps to better strategically and operationally position our brands for the dynamics that are redefining the landscape of our industry.

I have tremendous respect and admiration for David, and our Management team and I look forward to working alongside him and other senior members of the Ascena team. For more than half a century, we have evolved with the needs of real women and endeavored to be true to the core mission of inspiring and connecting with our clients to put their best selves forward every day. The step we’ve announced today is an important milestone in our ongoing evolution. Overall, we believe this is the right outcome for our stockholders, the Company, and our key constituents, including our associates, clients and business partners. We look forward to completing the transaction and to the significant opportunities ahead or our business and our brands.

David?

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

David Jaffe - Ascena Retail Group Inc - President and CEO

Thanks, Kay. These are very exciting times for all of us. This is a very powerful transaction that has benefits for all the key constituents on both sides. We’re really pleased to be in a position to create that kind of value.

Before we take your questions, just note following today’s call, would ask you to remember that both companies are in quiet period, with ANN’s scheduled report on the May 22, and Ascena on June 2. While I know many of you will want to talk on the call today, we’d like to do our best to answer all of your questions here on the call.

Thanks and operator, we are now ready for questions.

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Our first question is from Neely Tamminga from Piper Jaffray. Your line is open.

Neely Tamminga - Piper Jaffray & Co. - Analyst

Good morning and happy Monday. Congratulations on this announcement you two; this has been fun for us to kind of watch here. A couple of questions. It’s funny how worlds collide. Let’s talk a little bit about from your perspective, as you approach Ann Taylor, obviously their brand is iconic and they’ve been around a long time and what have you, but you long have said you really didn’t want too much mall-based type retailing in a public forum. Could you speak up a little bit about some of the things you really saw in the Ann Taylor family of brands? Why you want to bring them on board as a sourcing, as a brand? If you could help us?

David Jaffe - Ascena Retail Group Inc - President and CEO

Sure. I think, Neely, if I said I don’t like malls, I was probably taken out of context. Maybe I was in a tough negotiation with a big landlord or something. I have nothing against malls and, as we have seen, clearly, with ANN, they have done extremely well in malls. We feel that the brands are iconic brands. We really believe that the opportunity with the business is to leverage our mutual strengths — our different strengths together.

When we think about the go forward, it’s not just about saying, okay, we’re going to get all these synergies, but it is also this concept, as you’ve heard me talk about before, of best practices. There are a lot of things that we see in ANN that they do extremely well. I think, as you know, their e-commerce penetration is well over 20% and they’re a leader in that area, and I think we can learn a lot from some of their omni channel efforts. On the other side, obviously, there’s some things we do on an infrastructure that I think will create those synergies that we referred to earlier. We’re really excited, not just for the synergies that we have talked about, but also from the learnings and the best practices.

Neely Tamminga - Piper Jaffray & Co. - Analyst

One of those, David, from my perspective, would be the integration on the back-end, I think fulfilling, et cetera, and really leveraging some of the amazing infrastructure you guys have built within the last year. A, is that true? And B, do you have to wait until this thing closes, and then there’s another six months to a year before you can integrate, or can you kind of parallel process toward the close date? Thank you.

David Jaffe - Ascena Retail Group Inc - President and CEO

Well certainly, the lawyers would tell me that I can’t do anything until we close. Having said that, our teams have developed a great relationship through the due diligence and so there will be, I’m sure, some good conversations about what the future may hold and ways we can position ourselves well for when the closing does occur in the back half of this year. And so — go ahead.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

Neely Tamminga - Piper Jaffray & Co. - Analyst

I just have one last question and I’ll let someone else ask here. But divisions, do you view Ann Taylor and Ann Taylor Loft as two distinct divisions, similar to your district divisions of Katherine’s and Lane Bryant and some other — your other nameplates? Or do you envision integrating them as one and then thinking about them as kind of similar brands?

David Jaffe - Ascena Retail Group Inc - President and CEO

No, I think that they are two completely distinct brands. Just the same way we have a family of, right now, five brands, this would be two more and if you — Lou & Grey is still a test, but same thing, that would be a third one. Our philosophy has been to let each brand grow distinctly and uniquely.

Neely Tamminga - Piper Jaffray & Co. - Analyst

Thank you, very much. Best of luck, you guys and congratulations.

David Jaffe - Ascena Retail Group Inc - President and CEO

Thanks a lot, Neely.

Operator

Our next question is from Oliver Chen, Cowen and Company.

Oliver Chen - Cowen and Company - Analyst

Congratulations on this market share-leading transformational transaction. I have a question on EPS creation profile. What are the major underpinnings assumptions there? On the COGS versus SG&A leverage, are there general ideas on where you might see more leverage in the income statement as we sit down to think about the financial impact here? And also, could you articulate some top line ideas on the revenue synergies side of the business in terms of where you see opportunities as you think about comp store sales?

David Jaffe - Ascena Retail Group Inc - President and CEO

Sure. On the first one, I am going to have to pounce on that, Oliver. We can’t talk about the financials, until we get the S-4, the proxy out there which should be in a couple of weeks and then we will be able to talk more specifically once it’s out in the public domain. But we are excited about the synergies and the savings and that will help give you more color and we can talk more about it after that. On the top-line, I think we’ve got — I’m not sure which brand you are referring to, but we have seven great brands and all of them have significant growth opportunity. I am sure you will hear more about that on each of our respective calls in the next week or two.

Oliver Chen - Cowen and Company - Analyst

Okay. David, we do believe in the shared services thesis and what you have done here. Can you contextualize for us where you had most capacity within shared services and why and how Ann Taylor fits into your paradigm on a longer-term basis in terms of how would you prioritize the opportunity there?

David Jaffe - Ascena Retail Group Inc - President and CEO

Well, Oliver, all of our areas and if you look at the deck that went out on page 11, but talk about the $150 million of synergies in five major buckets. All of these are areas that, obviously, we currently manage for our five brands. To scale them up for the ANN brands is relatively easy. Like the old story about a slice from a cut loaf. We look forward to doing that. In some areas, it will be pretty quick and in other areas we will have to make investments to expand our capacity but it’s really like — you’ve been down to our distribution facility. It’s really adding another row of shelves or ASRS. We think we are going to be able to get a lot of these integrations relatively quickly.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

Oliver Chen - Cowen and Company - Analyst

Okay, and follow-up last question from my team. The women’s sector hasn’t been the easiest sector, just to play devil’s advocate, what do you see happening in the sector? Why was Ann Taylor particularly distinguished for you? As the sector at large kind of remains promotional — under promotional challenges?

David Jaffe - Ascena Retail Group Inc - President and CEO

Certainly, it’s been a rough time the last few years. I think quality will out and I think ANN, Ann Taylor and Loft are iconic brands. Oliver, as you and I have talked, we believe in buying brands, not stores. When we looked at the landscape and said okay, who’s the best retailer? Who’s got the best name out there? It was a very, very short list and ANN was on top of it. We are thrilled to be partnering with them.

Oliver Chen - Cowen and Company - Analyst

Great. Congratulations, David and Kay Thank you very much.

Operator

Your next question is from Taposh Bari from Goldman Sachs.

Taposh Bari - Goldman Sachs - Analyst

A couple of questions to follow-up. Can you confirm the $150 million of annualized synergies? Are those cost synergies or do they include revenue synergies across the portfolio?

David Jaffe - Ascena Retail Group Inc - President and CEO

These are cost savings. I will refer you to page 11 of the slide deck that went out.

Taposh Bari - Goldman Sachs - Analyst

Okay, great. I’m not sure, I’ve not had a chance to see the slides, but this may be in there, when you acquired Charming, there were some non-core assets you eventually sold and monetized. Is there a similar opportunity within ANN’s portfolio?

David Jaffe - Ascena Retail Group Inc - President and CEO

If there is, it is de minimis.

Taposh Bari - Goldman Sachs - Analyst

Okay, great.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

David Jaffe - Ascena Retail Group Inc - President and CEO

Thanks, Taposh.

Operator

Next is from Kimberly Greenberger from Morgan Stanley.

Kimberly Greenberger - Morgan Stanley - Analyst

I am sorry, David. I was on mute. I am looking at slide 11 on the slide deck. Obviously, you’ve got sourcing, procurement, transportation, distribution and fulfillment. Then you have another bucket. I’m wondering if you can tell us, it already is listed an ingredient order, meaning you feel like the largest bucket for cost-savings is in the sourcing bucket and then less in procurement and less than that in transportation, et cetera.

Secondarily, does the $150 million — maybe you can talk about it. It looks like in the chart here, the synergies in your three are expected to accelerate. I’m wondering why, perhaps, maybe it’s the arrow on the chart not drawn in the way you intended, but if it is, why would it take until year three to secure those savings?

David Jaffe - Ascena Retail Group Inc - President and CEO

Well, there is a ramp-up period. First, Kimberly, go back — the ones we highlighted are the biggest once, for sure. I’m not going to break down the difference between all of them. They are all important and they’re all big dollars. The other areas are — a number of other areas. Probably a dozen other areas, some which are very small, some of which are more efficient, efficiencies or abilities rather than actual dollar savings. We will break that down, I am sure in the proxy a little bit more.

The curve is meant to be indicative of how we have to ramp-up, as I said earlier to Oliver. We have to build out some of our facilities to handle the extra volume we will put into our DC and our fulfillment center, as an example. There is a bit of a lead time on some of these things and we believe that by year three, by the end of year three, we should be able to annualize $150 million of run rate synergies. Certainly, we will work to get their faster but this is what we feel comfortable with right now.

Kimberly Greenberger - Morgan Stanley - Analyst

And one last question, David, I’m wondering if you have a feel at this point for the way that it might ramp? In other words, in year one you can achieve, I don’t know, 10% of the synergies and in year two you could achieve one-third of the synergies, et cetera. And then year three, a little over 50%. Do you have any kind of time frame in mind and relative scale?

David Jaffe - Ascena Retail Group Inc - President and CEO

I think, directionally, you are on the right track. We don’t have any specific numbers yet. We are not going to give your guidance on it, but certainly we will have a better sense of it as we put together the proxy and as we start getting ready for — if everybody remembers, we will do our Investor Day. We will hold onto that date and have a lot more clarity by October, assuming that we have closed. We will be much closer to being able to give you specifics at that time.

Kimberly Greenberger - Morgan Stanley - Analyst

Great, thank you.

David Jaffe - Ascena Retail Group Inc - President and CEO

Thanks, Kimberly.

Operator

Our next question is Howard Tubin from Guggenheim Securities.

Howard Tubin - Guggenheim Securities - Analyst

Congrats. David, is there - it sounds like an excellent transaction — what is the piece of it or is there a piece that you think will be most difficult to integrate this?

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

David Jaffe - Ascena Retail Group Inc - President and CEO

The good news, Howard, this is our fourth time. They say third time’s a charm. I would clearly go back and tell you that we learned a lot on our first three about integration. Some of it was a little costly. Some of that was time costly but through all of those experiences, we come into this much, much sharper as to how to execute an integration. We’ve got a lot of folks who have actually worked at both firms and a lot of connections that have been made over the past several months of due diligence.

I feel very good about the integration. I am sure we will hit some bumps but going into it, today, I am not pointing at any one area and say everything’s going to be fine except this one area I’m going to be nervous about. I feel like we have very strong businesses that are running really, really well already. So it’s now do we just benefit from that combined volume of our two businesses. We are not going to rush it. We’re going to focus on the areas we can get the biggest bang for the buck and execute on those and then continue to work through other integration in a methodical fashion.

Howard Tubin - Guggenheim Securities - Analyst

That’s great. Thanks a lot.

David Jaffe - Ascena Retail Group Inc - President and CEO

Thanks, Howard.

Operator

Our next question is from Brian Tunick from Royal Bank of Canada.

Brian Tunick - RBC Capital Markets - Analyst

Thanks, very much. I’ll add my congrats to both of your teams as well. A few questions. Kay and Mike had outlined a couple of hundred basis points —

Judy Lord - ANN INC - VP of IR

Can you speak up a little bit?

Brian Tunick - RBC Capital Markets - Analyst

Is that better? Kay and Mike had outlined a couple hundred basis points of margin opportunity a couple of months ago. I was wondering, David, if any of their margin opportunities are baked into any of your synergy numbers?

Second question, David, on your leverage targets, can you talk about how you think the capital structure and what might be your view there? Maybe any color on funding costs for the deal since you guys are throwing out the synergy and accretion numbers we can get a better handle on that. Thanks very much.

David Jaffe - Ascena Retail Group Inc - President and CEO

Okay, on the first one I can’t really talk about ANN’s margins or assumptions, both because — they are in the quiet period and we are in a quiet period in terms of the whole process with the proxy. The capital structure, I think, what we said in the deck was that we are raising $1.8 billion — I’m sorry, we are saying we are raising $2.4 billion. What I will tell you it is $1.8 billion anticipated in TLB and then the balance in ABL. I think, you can use that as your assumptions for your cap structure. The funding costs are at market for a solid borrower. The good news is that we can take this and spread it across our entire business. That brings down our cost of capital versus someone else that doesn’t have that ability if it were a stand-alone situation. I think we are going to have attractive financing costs.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

Brian Tunick - RBC Capital Markets - Analyst

And your perspective on your target for leverage or debt pay down? I know there were a couple of things you were considering with the balance sheet before this transaction.

David Jaffe - Ascena Retail Group Inc - President and CEO

That’s right. When you look, again, I will refer you to page 4, under financing the second bullet point. We talk about debt to LTM adjusted EBITDA of 2.6. We don’t think it is excessive debt. We think our structure is pretty good. We think we will pay it down pretty rapidly. At the same time, Brian, this is really important. We are going to what we’re calling appropriate levels of CapEx. So we’re not pulling back on opening new stores or remodeling or investing in IT. That’s already been worked through in our analysis.

Brian Tunick - RBC Capital Markets - Analyst

All right. Best of luck to all teams. Thanks very much.

David Jaffe - Ascena Retail Group Inc - President and CEO

Thank you.

Operator

Our next question is from Dana Telsey from Telsey Advisory.

Dana Telsey - Telsey Advisory Group - Analyst

Good morning, everyone and congratulations. As you think about this operationally, how do you see the two management teams working together? How does it work leadership wise? Thank you.

David Jaffe - Ascena Retail Group Inc - President and CEO

Well, it’s too early to make any calls, obviously, Dana. I have tremendous respect for what Kay and her team have done. Clearly, whenever you look at an opportunity like this, one of the key issues is the strength of the management team. I have been very impressed not just with the executives, senior executives I’ve met in due diligence but also the next layer. As I said, we are fortunate enough to have a number of — excuse me — a number of executives at various levels that have worked at ANN in the past, including Brian Lynch, who is our new President & CEO over at our Justice brand, who used to be the President at the Ann Taylor division. Really good connections and I think we are going to see a lot of cross pollination.

Dana Telsey - Telsey Advisory Group - Analyst

Thank you.

Operator

Thank you. Our next question is from Susan Anderson from FBR.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

Susan Anderson - FBR Capital Markets & Co. - Analyst

Good morning. Congratulations on the deal. I was wondering if you could talk about the milestones for the integration? Where do you see the risks are of things getting delayed at all? And then aside from the synergies and cost savings, maybe if you could talk about the biggest opportunity for the combined businesses? Finally, if you could touch on how you see paydown of debt over the next few years if that is in the cards? Thank you.

David Jaffe - Ascena Retail Group Inc - President and CEO

Sure. The synergies we have talked about a couple of times on the call on page 11 really speak to it at the right level. As my comments to Kimberly earlier, we are going to ramp-up the savings. The key buckets are right there. I can’t give you a lot more detail on it but we are confident in them. We spent most of our time on due diligence looking at synergies, focusing on this. And on both sides as well as using client consultants we really drilled on these numbers and these opportunities. Our want to reemphasize the confidence we have in our ability to hit this 150.

In terms of the leveraging and paydown, as I said earlier, we don’t think we are overleveraged at all. We think we have rapid paydown and everybody can model it out as you see. You look at the level of our EBITDA as I said in my prepared comments. It’s a lot of cash flow. We’re really excited to have that kind of cash flow to, not just pay down the debt, but to fund our CapEx and be able to have cash to pursue new innovations and who knows what else comes down the road.

Susan Anderson - FBR Capital Markets & Co. - Analyst

Great. That’s helpful. Best of luck.

Operator

Thank you. Our last question is from Janet Kloppenburg from JJK Research.

Janet Kloppenburg - JJK Research - Analyst

Good morning, everyone. Congratulations.

David Jaffe - Ascena Retail Group Inc - President and CEO

Thanks, Janet.

Janet Kloppenburg - JJK Research - Analyst

And, Kay, too you as well.

Kay Krill - ANN INC. - President and CEO

Thank you.

Judy Lord - ANN INC - VP of IR

Janet, can you speak up?

Janet Kloppenburg - JJK Research - Analyst

Can you hear me?

David Jaffe - Ascena Retail Group Inc - President and CEO

Now we can.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

Janet Kloppenburg - JJK Research - Analyst

I was wondering on the 11.2% adjusted EBITDA margin, David, reflecting on how early stage the analysis of synergistic opportunities are? Also reflecting on how competitive the women’s apparel business is, wondering if you think that is what we should be focused on as 11.2% or whether, over time, beyond the three-year point, that you think that the operating, combined operating margins of the two entities could move higher? Do you think there is opportunities for other synergistic benefits, perhaps, in real estate and, as you said, on the innovation creative side to help the operating margins move higher? Or, if perhaps, you had conservative outlook on the synergistic savings and efficiencies? Thanks.

David Jaffe - Ascena Retail Group Inc - President and CEO

We clearly planned the transaction on a conservative basis, so I think everything works under very reasonable assumptions. Obviously, our boards both approved it on that basis. Having said that, when we look back on our earlier acquisitions, we found that between synergies, but also what I like to refer to as best practices, we are able to drive those margins up, those operating margins. When you think about Maurice’s or Justice, even though Justice obviously has dropped and even Catherine’s, their performing or have performed since our acquisition at all time high operating margins.

So while it may be challenging to get all five — or now seven of our brands operate at peak operating margins at the same time, my point is the learnings, some of the things you can’t quantify, you can’t point to as a specific cost-savings like you can in transportation cost reduction or whatever, I think will benefit all the brands. We are a very collaborative organization. A lot of those best practices do get shared and do help each other — the other brands. I don’t see any reason why we can’t continue to work on driving overall Ascena operating margin to a higher level.

Janet Kloppenburg - JJK Research - Analyst

Okay.

David Jaffe - Ascena Retail Group Inc - President and CEO

As you may remember we talked about a 10% operating margin goal for Ascena. Clearly, we’re not there but we can show you the path we are on to get there. Again, at our October Investor Day, we look forward to having each brand present and talk about what it’s doing; the exciting things happening at each brand as well as shared services that will get us that 10% goal.

Janet Kloppenburg - JJK Research - Analyst

So the deal should be closed by Analyst Day, David?

David Jaffe - Ascena Retail Group Inc - President and CEO

I don’t know. We are trying to do everything as quickly as we can. There is a lot of things to be done. Hurdles to be crossed. I think what we are saying is it’s going to happen in the second half of the year and we can’t be much more specific than that.

Janet Kloppenburg - JJK Research - Analyst

The second half of calendar 2015?

David Jaffe - Ascena Retail Group Inc - President and CEO

Correct.

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

Janet Kloppenburg - JJK Research - Analyst

Okay. Thanks so much and congratulations.

David Jaffe - Ascena Retail Group Inc - President and CEO

All right. Thank you everyone very much. I appreciate your interest and support for this transaction. We look forward to staying in touch. Have a good day.

Operator

That concludes today’s conference call. Thanks you for your participation.

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Additional Information and Where to Find It

In connection with the proposed transaction, Ascena intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of ANN that also constitutes a prospectus of Ascena. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Ascena by contacting Ascena Investor Relations at (551) 777-6895, or by e-mail at asc-ascenainvestorrelations@ascenaretail.com. Investors and security holders may obtain free copies of the documents filed with the SEC by ANN by contacting ANN Investor Relations at (212) 541-3445, or by e-mail at investor_relations@ANNinc.com.

Ascena and ANN and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Ascena’s directors and executive officers is available in Ascena’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on November 3, 2014. Information about directors and executive officers of ANN is available in the proxy statement for the 2015 Annual Meeting of Stockholders of ANN filed with the SEC on April 2, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and

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MAY 18, 2015 / 12:30PM GMT, ANN - Ascena Retail Group Inc to Acquire ANN INC For $47 Per Share In Accretive Transaction M&A Call

indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ascena or ANN using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Ascena and ANN operate and beliefs of and assumptions made by Ascena management and ANN management, involve uncertainties that could significantly affect the financial results of Ascena or ANN or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Ascena and ANN, including future financial and operating results, the combined company’s plans, objectives, ratings, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, integrating Ascena and ANN, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the Merger and the timing of the closing of the Merger; the ability to obtain requisite regulatory approvals; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; negative rating agency actions; and those additional risks and factors discussed in reports filed with the SEC by Ascena and ANN from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Ascena nor ANN undertakes any duty to update any forward-looking statements contained herein.

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